Exhibit 99.01.03

GOOGLE INC.

AMENDMENT TO STOCK OPTION AGREEMENTS

This Amendment (the “Amendment”) is made as of April 20, 2007, by and between you (the “Optionee”) and Google Inc. (the “Company”).

WHEREAS, the Company has previously granted Optionee one or more options (each an “Option” and collectively, the “Options”) to purchase shares of the Company’s Class A Common Stock under the Company’s 2004 Stock Plan (the “Plan”) and such Options have been memorialized in Optionee’s Stock Option Agreements, including any Grant Summary notices relating thereto (each an “Agreement” and collectively, the “Agreements”);

WHEREAS, the Company has reserved the discretion under the Plan, pursuant to Section 4(b)(xiv), to amend the Options in order to implement an “Award Transfer Program” pursuant to which the Optionee may be given the opportunity to transfer such Options to a financial institution or other entity approved by the Company; and

WHEREAS, the Company now desires to amend each Agreement to permit such Options to be transferable, at the election of the Optionee, to a financial institution or other entity approved by the Company, in exchange for a cash payment pursuant to the terms and conditions of the Award Transfer Program to the Optionee.

NOW, THEREFORE:

1. Section D. of each Agreement shall be amended as follows:

“Limited Transferability of Option. This Option may not be transferred in any manner other than (i) by will or by the laws of descent or distribution, or (ii) pursuant to the Company’s Award Transfer Program and in accordance with such procedures as the Administrator (in its discretion) may specify with respect to the administration and operation of such Award Transfer Program. This Option may be exercised during the lifetime of Optionee only by the Optionee or a valid transferee (which shall include specifically any financial institution, or other entity approved by the Company, pursuant to the Award Transfer Program). The terms of the Plan and this Option Agreement shall be binding upon the executors, administrators, heirs, successors and assigns of the Optionee and in order to effect a valid transfer, the transferee (which shall include specifically any financial institution, or other entity approved by the Company, pursuant to the Award Transfer Program) shall execute an agreement reflecting such terms and conditions that the Administrator deems necessary to facilitate such transfer.”

2. Full Force and Effect. To the extent not expressly amended hereby, the Agreement remains in full force and effect.

3. Entire Agreement. This Amendment, together with the Agreement (to the extent not amended hereby), and the Plan, represents the entire agreement of the parties and shall supersede any and all previous contracts, arrangements or understandings between the parties with respect to the Option.